November 18, 2009

By FedEx and Facsimile (703) 813-6968

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop Room 4631

Washington, D.C. 20549

Re:	Global Defense Technology & Systems, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed November 5, 2009
File No. 333-161719

Dear Ms. Long:

On behalf of our client, Global Defense Technology & Systems, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated November 9, 2009 to John Hillen, Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 4 (“Amendment No. 4”) to Registration Statement on Form S-1 which was filed with the Commission on November 5, 2009. We are enclosing the Company’s Amendment No. 5 (“Amendment No. 5”) to Registration Statement on Form S-1/A filed as of November 18, 2009 (as amended, the “Registration Statement”) marked to show changes from Amendment No. 4. References to page numbers in the Company’s responses refer to page numbers in the Registration Statement. For your convenience, the Commission’s comments have been repeated herein in bold, with the Company’s response immediately following each of the Commission’s comments.

Exhibit 5.1

1.	The assumption contained in the penultimate paragraph of the legality opinion relating to adoption of the resolutions of the Board of Directors assumes a material fact underlying the opinion. Please have counsel revise to delete the inappropriate assumption.

Complied with.

*         *         *

The Company acknowledges the following:

•	the Company is fully responsible for the adequacy and accuracy of the filing;

•

Staff comments, changes to disclosure in response to Staff comments or the declaration of effectiveness of the filing do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt consideration of these matters. If you have further questions or require additional information, please do not hesitate to contact me at 202.663.9201.

Sincerely,

/s/ Jeffrey B. Grill

Jeffrey B. Grill

Enclosures

cc:	Chambre Malone, Staff Attorney

Patricia Armelin, Staff Accountant

Anne McConnell, Assistant Chief Accountant

John Hillen, Chief Executive Officer

Christopher Paci, DLA Piper LLP (US)

Daniel C. Frey, PricewaterhouseCoopers LLP